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                              August 5, 2020

       Mark P. Lappe
       Chief Executive Officer
       Inhibrx, Inc.
       11025 N. Torrey Pines Road, Suite 200
       La Jolla, CA 92037

                                                        Re: Inhibrx, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed July 28, 2020
                                                            File No. 333-240135

       Dear Mr. Lappe:

              We have reviewed your registration statement and have the following comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Form S-1 filed July 28, 2020

       Dilution, page 72

   1. Please tell us why you did not exclude your right-of-use assets, an intangible asset, from your calculation of net
tangible book value.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Mark P. Lappe
Inhibrx, Inc.
August 5, 2020
Page 2

       You may contact Jeanne Bennett at (202) 551-3606 or Kate Tillan at (202) 551-3604 if
you have questions regarding comments on the financial statements and related matters. Please contact Laura Crotty at (202) 551-7614 or Mary Beth Breslin at (202) 551-3625 with any other questions.



                                                          Sincerely,
FirstName LastNameMark P. Lappe
                                                          Division of
Corporation Finance
Comapany NameInhibrx, Inc.
                                                          Office of Life
Sciences
August 5, 2020 Page 2
cc:       Melanie Levy
FirstName LastName